LEAD INVESTOR



Michel Aziz

Doodeo is an ingenious concept filled with awesome, boundless opportunities. The thing that excites me most about the platform is its ambitious goal to help, support, and nurture entertainers. Investments in a company are based on the hard work and dedication of the team working behind the scenes. It's clear that Rony is the type of entrepreneur that has the executive skills, vision, and leadership to make all of Doodeo's goals a successful reality. While leading the company, he's also managed to assemble an accomplished and talented founding team that is more than qualified to take the platform to new and impressive heights. From what I've seen, this company is on an exciting journey toward epic growth! Rony has chosen to be a CEO for the people, and instead of resting on his title, he actively seeks out the opinions, suggestions, and needs of his many users. I can truly feel the drive and passion of Rony and his whole team. I can't wait to see the astounding magic they'll make as Doodeo rockets its way toward success!

Invested $10,000 this round & $50,000 previously